Exhibit 99.4

NuCana Reports Third Quarter 2023 Financial Results and Provides Business Update

Announced Encouraging Updates from NUC-3373 and NUC-7738 Demonstrating Promising Efficacy and Safety Data

Pipeline Continues to Advance with Data Updates Expected for all Programs in 2024

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, November 16, 2023 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2023 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of September 30, 2023, NuCana had cash and cash equivalents of £17.8 million compared to £24.6 million at June 30, 2023 and £41.9 million at December 31, 2022. NuCana continues to advance its various clinical programs and reported a net loss of £6.7 million for the quarter ended September 30, 2023, as compared to a net loss of £4.5 million for the quarter ended September 30, 2022. Basic and diluted loss per share was £0.13 for the quarter ended September 30, 2023, as compared to £0.09 per share for the comparable quarter ended September 30, 2022.

“We were excited to have recently presented promising clinical data for both NUC-3373 and NUC-7738 that continue to support the potential of our ProTides to transform the treatment of patients with cancer.” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “For NUC-3373, we presented the first data in second-line patients with colorectal cancer from Part 3 of the NuTide:302 study. These data supported NUC-3373’s favorable safety profile and demonstrated encouraging signs of efficacy, including tumor volume reductions in patients who have failed prior fluoropyrimidine treatment. The data also showed that most patients dosed with NUC-3373 in combination with irinotecan, leucovorin and bevacizumab (NUFIRI-bev) achieved a longer progression free survival compared to their first-line treatment with a 5-FU-based therapy. We were also pleased to report that NuTide:323, our randomized Phase 2 study of NUFIRI-bev compared to the standard of care FOLFIRI-bev in second-line patients with colorectal cancer remains on track to reach full enrollment in the coming months and that no new safety signals have been observed.”

Mr. Griffith continued: “We also presented data from the Phase 2 part of the NuTide:701 study evaluating NUC-7738 both as a monotherapy in patients with solid tumors and in combination with the anti-PD-1 therapy pembrolizumab in patients with metastatic melanoma who had exhausted standard therapies. The data showed NUC-7738 to be well tolerated with promising signs of efficacy, including tumor volume reductions and prolonged time on treatment. Importantly, these data indicated that NUC-7738 may potentiate the activity of anti-PD-1 agents in patients who were refractory to or progressed on prior immunotherapy, including anti-PD-1 therapy. We look forward to sharing additional updates as these data continue to mature.”

Mr. Griffith concluded, “We have executed on all of our goals this year and we look forward to providing numerous data updates throughout 2024, including additional data from the NuTide:323 study. With a cash runway that is expected to extend into 2025, we are excited as we continue towards our goal of improving treatment outcomes for patients with cancer.”

2024 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2024, NuCana expects to:

•	Announce data from the randomized Phase 2 (NuTide:323) study of NUFIRI-bev compared to the standard of care FOLFIRI-bev for the second-line treatment of patients with colorectal cancer;

•

Announce data from the Phase 2 (NuTide:302) study of NUC-3373 in combination with irinotecan, leucovorin and bevacizumab (NUFIRI-bev) and in combination with oxaliplatin, leucovorin and bevacizumab (NUFOX-bev) for the second-line treatment of patients with colorectal cancer; and

•

Announce data from the Phase 1b (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2024, NuCana expects to:

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on April 4, 2023, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(7,439)	(7,386)	(18,203)	(23,238)
Administrative expenses	(1,375)	(1,715)	(4,777)	(5,756)
Net foreign exchange gains (losses)	562	2,912	(697)	7,120

Operating loss	(8,252)	(6,189)	(23,677)	(21,874)
Finance income	152	216	617	380

Loss before tax	(8,100)	(5,973)	(23,060)	(21,494)
Income tax credit	1,404	1,445	3,083	4,672

Loss for the period attributable to equity holders of the Company	(6,696)	(4,528)	(19,977)	(16,822)

Basic and diluted loss per share	(0.13)	(0.09)	(0.38)	(0.32)

Unaudited Condensed Consolidated Statements of Financial Position as at

	September 30, 2023	December 31, 2022

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,583	2,365
Property, plant and equipment	612	866
Deferred tax asset	127	103

	3,322	3,334
Current assets
Prepayments, accrued income and other receivables	3,414	3,957
Current income tax receivable	9,428	6,367
Other assets	—	2,684
Cash and cash equivalents	17,803	41,912

	30,645	54,920

Total assets	33,967	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	143,400	143,203
Other reserves	78,430	75,872
Accumulated deficit	(200,056)	(180,573)

Total equity attributable to equity holders of the Company	21,774	38,502

Non-current liabilities
Provisions	58	46
Lease liabilities	222	396

	280	442
Current liabilities
Trade payables	5,174	4,803
Payroll taxes and social security	165	162
Accrued expenditure	6,344	10,002
Lease liabilities	230	243
Provisions	—	4,100

	11,913	19,310
Total liabilities	12,193	19,752

Total equity and liabilities	33,967	58,254

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
	2023	2022

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(19,977)	(16,822)
Adjustments for:
Income tax credit	(3,083)	(4,672)
Amortization, depreciation and loss on disposal	434	676
Movement in provisions	(4,109)	—
Finance income	(617)	(380)
Interest expense on lease liabilities	23	11
Share-based payments	3,073	3,900
Net foreign exchange losses (gains)	661	(7,233)

	(23,595)	(24,520)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	531	(2,758)
Increase in trade payables	371	3,785
Decrease in payroll taxes, social security and accrued expenditure	(3,667)	(101)

Movements in working capital	(2,765)	926

Cash used in operations	(26,360)	(23,594)

Net income tax (paid) received	(2)	7,220

Net cash used in operating activities	(26,362)	(16,374)

Cash flows from investing activities
Interest received	620	368
Payments for property, plant and equipment	(4)	(12)
Payments for intangible assets	(377)	(396)
Repayment of other current assets	2,596	—

Net cash from (used in) investing activities	2,835	(40)

Cash flows from financing activities
Payments for lease liabilities	(207)	(189)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	224	—
Share issue expense	(30)	—

Net cash used in financing activities	(10)	(188)

Net decrease in cash and cash equivalents	(23,537)	(16,602)
Cash and cash equivalents at beginning of period	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(572)	7,090

Cash and cash equivalents at end of period	17,803	50,752

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com